Sun Life Appoints Marcia Moffat to Board of Directors

TORONTO, ON – (March 5, 2026) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) is pleased to announce the appointment of Marcia Moffat to the Sun Life Board of Directors, effective March 6, 2026.

Ms. Moffat is a seasoned financial executive with a distinguished career spanning 30 years in the asset management, retail banking, investment banking and legal industries across Canada, the U.S. and France. She brings extensive experience in leadership, strategy and governance.

Most recently, Ms. Moffat served as Chief Executive Officer of BlackRock Asset Management Canada Limited and Country Head at BlackRock, where she led the strategic direction of the firm's Canadian operations and was a member of the firm's Global Operating Committee. Under her leadership, the firm transformed its Canadian institutional and wealth businesses, resulting in significant growth in assets under management over a 10-year period. She was also instrumental in driving Canadian adoption of the firm's enterprise investment management technology.

Prior to her tenure with BlackRock, she spent 12 years with Royal Bank of Canada in progressively senior roles in capital markets, investor relations and retail banking. She began as an investment banker, providing financing solutions to major enterprises across a range of industries. Ms. Moffat then led the bank's investor relations efforts during the global financial crisis, following which she led the bank's Canadian residential mortgage and home equity line of credit (HELOC) business.

Ms. Moffat began her career as a corporate securities lawyer with Shearman & Sterling (now A&O Shearman) in New York and Paris, where she executed complex, cross-border debt and equity offerings.

She holds both a Master of Business Administration and a Juris Doctor degree from the University of Toronto, and a Bachelor of Science (Biology) degree from McGill University.

She resides in Ontario and is currently Vice-Chair of the C.D. Howe Institute and a Director of the University Health Network Foundation. Ms. Moffat previously served as Chair of the Canadian Coalition for Good Governance, Vice-Chair of the Ontario Brain Institute, a Director of the Business Council of Canada, and a Director of Manulife Bank of Canada, among other governance roles.

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2025, Sun Life had total assets under management of $1.60 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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To contact Sun Life media relations, please email Media.Relations@sunlife.com